UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the first quarter results ended July 17, 2005

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F |_|         Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|         No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|         No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|         No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

August 30, 2005
By: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

1

QUARTERLY REPORT

For the 12-week period
ended July 17, 2005

:: EXPERTISE :: MATURITY :: INTERNATIONAL VISION

Alimentation Couche-Tard Inc.

The purpose of this Management's Discussion and Analysis (MD&A) is, as required by regulators, to explain management's point of view on Couche-Tard's financial condition and results of operations as well as past performance. More specifically, it outlines our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader's understanding of the consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. To facilitate the reading of this report, the terms "We", "our", "us" and "the Company" refer collectively to Couche-Tard and its subsidiaries.

Except where other-wise indicated, all financial information reflected herein is expressed in US dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). You should read the following MD&A in conjunction with the interim consolidated financial statements and related notes included in this interim report and with the 2005 Annual Report. Additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

Forward-Looking Statements

This MD&A includes certain statements that are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words "believe", "intend", "expect", "estimate" and other similar expressions are generally intended to identify forward-looking statements.

It is important to know that the forward-looking statements in this MD&A describe our expectations as at August 22, 2005 and are not guarantees of future performance of Couche-Tard or its industry and involve known and unknown risks and uncertainties which may cause the outlook, the actual results or performance of Couche-Tard or of its industry to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

We disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

The foregoing risks and uncertainties include the risks set forth under "Business Risks" in the 2005 Annual Report as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Change in Reporting Currency

Commencing in our first quarter of fiscal 2006, we are reporting our financial results and financial position in United States currency and accordingly, our Canadian assets and liabilities are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Gains and losses are included in cumulative translation adjustments account in the shareholders' equity. The functional currencies of the Company and each of its subsidiaries remained unchanged. All comparative amounts for prior periods have been restated and are presented in US dollars.

Our Business

We are the leader in the Canadian convenience store industry. In North America, we are the fourth largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. As at July 17, 2005, our network consisted of 4,861 convenience stores, 3,016 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five in the United States, which cover 23 American states.

We sell food and beverage items, motor fuel and other products and services targeted to meet our customers' demand for convenience and quality in a clean and welcoming environment. We believe that our business model has differentiated Couche-Tard from its competition through its decentralized management structure, commitment to operational expertise, focus on in-store merchandise, particularly the higher growth and higher margin foodservice category and continued investment in store modernization and technology.

We conduct our business through different modes of operations including company-operated stores and our affiliate program, which includes franchised and licensed stores. The amount of operating income generated from the affiliates amounted to $3.3 million or 3.8% of our total operating income for the 12-week period ending July 17, 2005, including $0.5 million or 0.6% of our total operating income generated by licensees outside North America.

The convenience store industry is fragmented, with the top ten operators representing only approximately 25% of the estimated total of 138,200 stores in the United States. Industry consolidation by highly leveraged operators in the 1990's, combined with competition and fluctuations in motor fuel margins, has led to numerous corporate restructurings and rationalizations in recent years. As a result, we believe the opportunity exists for well-capitalized, established industry participants to grow through mergers and acquisitions.

Overview

We announced the best quarter ever with net earnings of $54.1 million, up 12.5% from $48.1 million last year. This performance reflects primarily the solid increase in merchandise and services gross profits from our operations in both Canada and the United States.

During the quarter ended July 17, 2005, Couche-Tard experienced further increases in the retail price of motor fuel in its U.S. markets, primarily attributable to the volatility in the world prices for crude oil. The average retail price of motor fuel in its U.S. markets amounted to $2.18 per gallon for the 12-week period ended July 17. 2005 compared with $1.92 per gallon for the 12-week period ended July 18, 2004. Motor fuel gross margin experiences volatility primarily as a result of the competition and the volatility of the cost of product. Although the motor fuel gross margins can be volatile quarter to quarter, they generally average out to more normal levels on an annual basis. For each of the four quarters commencing in the second quarter of fiscal 2005, motor fuel gross margins for the Company-operated stores in the U.S. markets stood at 12.44¢, 16.30¢, 11.26¢ and 14.86¢ per gallon respectively - with an average of 13.90¢ per gallon for the year ended July 17, 2005 compared with 14.30¢ per gallon for the previous twelve month period ended July 18, 2004 (including Circle K's historical results). Motor fuel gross margin in the Company's U.S. markets was 14.86¢ per gallon for the first quarter this year compared with 16.24¢ per gallon for the same period last year. If the motor fuel gross margin for the first quarter this year was the same as for the same period last year, motor fuel gross profit would have been approximately $6.2 million higher. The higher retail prices for motor fuel this quarter has resulted in increased credit card expense which are based on a percentage of the retail selling prices. The increase in credit card expense for the first quarter of this year in our U.S. markets is $3.9 million over the same period last year. Including Canada, total credit card expense increased by $4.3 million over the first quarter last year.

During the second quarter of fiscal 2005, certain areas of the Company's business in Florida experienced damages and losses resulting from four hurricanes. Losses, including damages relating to fixed assets and inventory spoilage, have resulted in net claims in the amount of $19.8 million. The book value of fixed assets, inventory spoilage and other assets that were damaged by the hurricanes is $4.4 million.

The Company expects to spend approximately $18.7 million to restore buildings and equipment (including approximately $8.9 million to restore assets on leased properties) of which approximately $9.8 million will be recorded in fixed assets. The Company expects to record a gain representing the difference between the insurance settlements and the carrying value of the owned and leased assets. As of July 17, 2005, the Company has received $12.6 million of insurance proceeds.

As of August 15, 2005, Couche-Tard had 56,594,692 Class A multiple voting shares and 145,438,810 Class B subordinate voting shares issued and outstanding.

Income Statement Categories

Merchandise and Service Revenues. In-store merchandise revenues are comprised primarily of the sale of tobacco products, grocery items, candy and snacks, beverages, beer/wine and fresh food offerings, including quick service restaurants (QSRs). Service revenues include the commission on sale of lottery tickets and issuance of money orders, fees from automatic teller machines, calling card and gift card commissions, fees for cashing cheques and sales of postage stamps and bus tickets.  Merchandise and service revenues also include franchise fees, license fees from affiliates, royalties from franchisees and a portion of vendor rebates related to certain purchases by franchisees and affiliates.

Motor Fuel Revenues. Couche-Tard includes in its revenues the total dollar amount of motor fuel sales, including any imbedded taxes, if Couche-Tard takes ownership of the motor fuel inventory. In the United States, Couche-Tard purchases motor fuel and sells it to approximately 95 independent store operators at cost plus a mark-up. Couche-Tard records the full value of these revenues (cost plus mark-up) as motor fuel revenues. Where Couche-Tard acts as a selling agent for a petroleum distributor, only the commission by Couche-Tard is recorded as revenues. Gross profit from motor fuel is derived by deducting the cost of the motor fuel from the motor fuel revenues, except for commission stores where the gross profit is equal to the recorded commission from the sale.

Gross profit. Gross profit consists primarily of revenues less the related cost of the inventories. For in-store merchandise, the cost of inventory is generally determined using the retail method (retail price less a normal margin), and for motor fuel, it is determined using the average cost method.

Operating, selling, administrative and general expenses. The primary components of operating, selling, administrative and general expenses are labour, occupancy costs, commissions to dealers and overhead and include advertising expenses that are charged as incurred.

Key performance indicators used by management, which can be found under "Results of Operations-Other Operating Data", are merchandise and service gross margin, growth of same-store merchandise revenues, motor fuel gross margin and growth of same-store motor fuel volume.

Exchange Rate Data

The Company's US dollar reporting currency provides shareholders with more relevant information giving consideration to the predominance of its operations in the United and its US dollar denominated debt.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US per Cdn$1.00.

	12-week periods ended
	July 17, 2005	July 18, 2004
Average for the period (1)	0.8042	0.7366
Period end	0.8192	0.7634

(1)Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Results of Operations

The following table highlights certain information regarding our operations for the 12-week periods ended July 17, 2005 and July 18, 2004.

(In millions of US dollars, unless otherwise stated)
	12-week periods ended
	July 17, 2005	July 18, 2004
		restated
Statement of Operations Data:
Merchandise and service revenues (1) :
Canada	337.4	288.4
United States	653.3	615.9
Total merchandise and service revenues	990.7	904.3
Motor fuel revenues
Canada	181.7	146.1
United States	1,009.9	784.2
Total motor fuel revenues	1,191.6	930.3
Total revenues	2,182.3	1,834.6
Merchandise and service gross profit (1) :
Canada	115.0	96.7
United States	212.9	200.1
Total merchandise and service gross profit	327.9	296.8
Motor fuel gross profit
Canada	13.3	12.5
United States	67.6	65.0
Total motor fuel gross profit	80.9	77.5
Total gross profit	408.8	374.3
Operating, selling, administrative and general expenses	298.0	276.8
Depreciation and amortization of fixed and other assets	22.7	17.1
Operating income	88.1	80.4
Financial expenses	7.2	6.4
Earnings before income taxes	80.9	74.0
Income taxes	26.8	25.9
Net earnings	54.1	48.1
Other Operating Data:
Merchandise and service gross margin(1) :
Consolidated	33.1%	32.8%
Canada	34.1%	33.6%
United States	32.6%	32.5%
Growth of same-store merchandise revenues(2) (6):
Canada	5.2%	1.0%
United States	5.6%	6.6%(5)
Motor fuel gross margin:
Canada (Cdn cents per litre)	4.76	5.20
United States (US cents per gallon) (3)	14.84	16.24
Volume of motor fuel sold (4) :
Canada (millions of litres)	348.0	325.4
United States (millions of litres)	467.4	411.8
Growth of same-store motor fuel volume (6) :
Canada	5.1%	4.7%
United States	10.3%	4.9%(5)

(1) Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2) Does not include services and other revenues (as described in footnote 1). (Growth in Canada is calculated based on Canadian dollars.)
(3) For Company-operated stores only.
(4) Includes volume of franchisee, dealer and commission sites.
(5) Excluding the Circle K acquisition.
(6)     Growth in both merchandise revenues and motor fuel volumes will now be reported on a same-store basis which is more representative of actual growth and eliminates the anomalies that can result from store openings and closings

12-Week Period Ended July 17, 2005 Compared to the 12-Week Period Ended July 18, 2004

During the 12-week period ended July 17, 2005, Couche-Tard opened 19 new stores and 19 QSRs and implemented its Store 2000 Concept in 59 stores, including 11 new stores.

For the 12-week period ended July 17, 2005, Couche-Tard achieved revenues of $2.18 billion, compared with $1.83 billion for the same period in fiscal 2005, an increase of 19.1% or $347.7 million. The Company recorded 76.2% of its revenues in the United States, essentially the same as 76.3% in the first quarter last year.

  In the United States, revenues totaled $1.66 billion, an increase of 18.8% or $263.1 million. Growth of same-store merchandise revenues was 5.6% over the same period last year. The growth of same-store merchandise revenues reflects the efforts to increase revenues and gross margins through price optimization, changing product mix, the results from investment in our Store 2000 Concept conversions and the increase in tobacco tax with the resultant increase in the selling price of tobacco products. This growth is slightly below last year, reflecting the different stages of execution of the various programs, including price optimization strategy, in our U.S. divisions. The growth of same-store motor fuel volume of 10.3% reflects the positive impact of certain pricing strategies adopted, particularly in our southwest markets.

  In Canada, revenues amounted to $519.1 million, up 19.5%, or $84.6 million of which $49.0 million or 11.3% was generated from merchandise and service revenues and, in particular, in the higher margin categories including foodservice. Growth of same-store merchandise revenues was 5.2% compared with the same period in the previous year which reflects the aggressive pricing on generic tobacco and certain dairy categories. Growth of same-store motor fuel volume was 5.1% over the same period in the previous year due to certain pricing strategies.

Gross profit grew by 9.2% or $34.5 million to $408.8 million, compared with $374.3 million for the same quarter last year. This increase is mainly due to higher revenues.

  Consolidated merchandise and service gross margin was 33.1%, up from 32.8% in the same period last year. The gross margin in Canada was 34.1%, up from 33.6% in the first quarter of the previous year reflecting the impact of improvements in purchasing terms and changes in product mix with a focus on higher margin items. The gross margin in our U.S. operations was 32.6%, up slightly from the same period last year. Efforts continue to improve gross margin through price optimization and changes to the product mix emphasizing higher margin items. These efforts have resulted in higher gross margins in certain categories and lower gross margins in other categories with resultant increase in sales. Also, tobacco gross margins have come under competitive pressures in certain areas which has had a slightly downward influence on the improvements to gross margins achieved in other categories during the 12-week period ended July 17, 2005.

  Motor fuel gross margin decreased to Cdn4.76¢ per litre in Canada from Cdn5.20¢ per litre in the first quarter of the previous year reflecting the increase in competitive activity, particularly in segments of our Central Canada market. Motor fuel gross margin in the United States was 14.86¢ per gallon, down from 16.24¢ per gallon for the corresponding period of the previous year, reflecting both the selective pricing strategy implemented in certain areas to stimulate volume and the volatile nature of the motor fuel business.

Operating, selling, administrative and general expenses increased by $21.2 million or 7.7% over the first quarter of the previous year. This includes an increase of $4.3 million in credit card expense, which relates primarily to the increase in the retail price of motor fuel. As a percentage of total revenues, operating, selling, administrative and general expenses declined by 1.4% due to lower operating costs associated with higher motor fuel revenues, which account for a larger proportion of total revenues. As a percentage of merchandise and service revenues, operating, selling, administrative and general expenses declined by 0.5%.

Depreciation and amortization of fixed and other assets increased by $5.6 million to $22.7 million in the first quarter of fiscal 2006. This increase is due mainly to the impact of the capital expenditures made during fiscal 2005.

Operating income for the first quarter of the year increased by 9.6%, or $7.7 million, to $88.1 million, compared with $80.4 million earned in the same period of the previous fiscal year.

Financial expenses of $7.2 million were up by $0.8 million or 12.5% over the same period last year. Financial expenses were reduced this year by a $0.9 million favourable benefit from interest rate swaps entered into in March 2004. Because of the increase in the reset rate based on LIBOR, the benefit in this fiscal quarter was $1.4 million less than the favourable benefit of $2.3 million in the first quarter last year. Additionally, financial expenses were also reduced this quarter by $0.8 million of interest income earned from the investing of excess cash.

Income taxes increased by $0.9 million, to $26.8 million, primarily due to increased pre-tax earnings, reduced by a lower rate of income tax.

Net earnings increased by $6.0 million, or 12.5%, to $54.1 million or $0.27 per share ($0.26 per share on a diluted basis), compared with $48.1 million or $0.24 per share ($0.23 per share on a diluted basis) in the same period of the previous year.

Liquidity and Capital Resources

Our principal source of liquidity is cash flow generated from operating activities. Our principal uses of cash are to meet debt service requirements, finance our capital expenditures, make acquisitions and provide for working capital. We expect that cash available from operations together with borrowings available under our revolving credit facilities will be adequate to meet our liquidity needs in the foreseeable future.

As at July 17, 2005, our total debt was $529.3 million (of which $350.0 million consisted of 7.5% Subordinated unsecured debt due in 2013, $171.2 million consisted of borrowings under our Secured term loans and $8.1 million consisted of other long-term debt).

In addition to the above, the Company has interest rate swap agreements with three banks under which the Company incurs interest on $350.0 million at a rate of LIBOR plus an aggregate weighted average rate factor of 2.95%. The interest rate is reset every six months over the term of the agreements. The swap agreements, which expire on December 15, 2013, provide that, after December 15, 2008, each bank has the right to terminate its arrangement with the payment of a termination fee if terminated before December 15, 201 I and, if terminated after that date, without payment of a termination fee. In addition, both parties to each agreement have a mutual right to terminate the arrangement on the 5th anniversary date of the effective date of each of the three agreements. If such right was exercised by either party, one party would be required to pay the other party the mark to market value of the interest rate swap. The Company formally documents and designates each derivative financial instrument as a hedge of its Subordinated unsecured debt. The Company determines that derivative financial instruments are effective hedges, at the time of the establishment of the hedge and for the duration of the instrument, since the date to maturity, the reference amount and interest rate of the instruments correspond to all the conditions of the debt.

Capital Expenditures. Gross capital expenditures for the 12-week period ended July 17, 2005 were $33.1 million. Our capital expenditures primarily relate to expenditures on the implementation of our Store 2000 Concept, investment in new stores including a small number of existing stores, the replacement of equipment in some of our stores, including upgrading of petroleum infrastructure at a number of locations, and for installation of point of sales (POS) systems, including scanning, at the Circle K Company-operated stores that do not currently have this technology. In connection with the Circle K acquisition, we expect to make certain capital improvements of up to $18.6 million at the Circle K stores, currently expected to begin in the third quarter of this year until December 2008, to comply with the requirements of the Americans with Disabilities Act. We expect to fund these improvements with cash flows generated from operations.

Over the past number of years, the Company has expended funds for maintaining stores to operating standards, renovated certain stores with its Store 2000 Concept, opened new stores and invested in small acquisitions. The Company has funded these expenditures with cash flows from operating activities. We believe that we will be able to continue to fund future expenditures of this nature with cash flows from operating activities. Major acquisitions will be financed through a combination of debt, sales and leasebacks and equity.

Credit Facilities. We have five-year renewable operating credits, maturing in December 2008 in the amount of Cdn$50.0 million available in Canadian dollars or US dollars to the Canadian borrowers and in the amount of $75.0 million available in US dollars to the U.S. borrowers, which bear interest at the Canadian prime rate, or the Canadian or U.S. base rate (as applicable) or LIBOR, plus a certain margin varying on the basis of our leverage ratio. The operating credits are also available in the form of bankers' acceptances (for Canadian dollar advances) and in the form of letters of credits (not to exceed Cdn$10.0 million or the US dollar equivalent) in respect of the Canadian facility and $30.0 million in respect of the U.S. facility. As of July 17, 2005, the facilities are undrawn, except for letters of credits of approximately Cdn$0.9 million for the Canadian facility and $15.2 million for the U.S. facility.

Virtually all the assets of the Company secure our senior credit facility. The Company must meet certain commitments and achieve certain financial ratios under the credit agreement. In addition, the credit agreement imposes certain restrictions on capital spending if a certain ratio is not achieved, business acquisitions, debt repayments and payment of dividends. As well, the indenture governing the subordinated debt also contains certain restrictions on business acquisitions and the payment of dividends.

Cash Flows from Operating Activities. Cash provided from operating activities amounted to $58.9 million in the 12-week period ended July 17, 2005 compared with $74.5 million in the 12-week period ended July 18, 2004. This represents a decrease of $15.6 million which relates to the net change in non-cash working capital items, relating primarily to the increases in accounts receivable and inventory and a reduction in accounts payable amounting to a use of cash of $41.1 million in the aggregate, reduced by a decrease of income taxes receivable of $20.1 million. Accounts payable decreased by $13.6 million during the quarter, which reflects payments in respect of accounts payable for fixed asset purchases which were made at a relatively higher level in the fourth quarter of last year. Cash flows at the level of net earnings plus depreciation and amortization, loss on disposal of fixed and other assets and future income taxes, amounted to $78.4 million (or $0.39 per share), an increase of $13.0 million or 19.9% over the $65.4 million (or $0.33 per share) generated during the 12-week period ended July 18, 2004.

Cash Flows from Investing Activities. Net cash used in investing activities for the 12-week period ended July 17, 2005 amounted to $15.9 million compared with net cash used of $22.2 million for the 12-week period ended July I8, 2004. Investment in fixed assets amounted to $33.1 million, compared with $19.5 million for the 12-week period ended July 18, 2004. These capital expenditures were primarily for existing store improvement and equipment, new store development, information systems, expenditures related to motor fuel facilities in compliance with regulatory requirements and replacement of fixed assets damaged by the Florida hurricanes. Cash generated from sale and leaseback transactions amounted to $16.8 million in the 12-week period ended July 17, 2005.

Cash Flows from financing Activities. Cash used in financing activities amounted to $1.4 million for the 12-week period ended July 17, 2005 including repayment of long-term debt of $1.6 million, offset by $0.2 million cash received from the issue of shares on exercise of stock options. In the same period of the previous year, cash of $6.6 million was generated, essentially from the $7.3 million of proceeds from the issue of shares on exercise of stock options.

Financial Position as at July 17, 2005

Our total consolidated assets of $2.02 billion as at July 17, 2005 by $49.7 million compared to April 24, 2005 and is primarily represented by an increase of $42.1 million in cash and cash equivalents. Total cash and cash equivalents amounted lo $294.8 million al July 17, 2005.

Shareholders' equity of $791.3 million as at July 17, 2005 increased by $58.1 million during the quarter resulting mainly from net earnings of $54.1 million for the 12-week period ended July 17, 2005. The net interest-bearing debt to total capitalization ratio stood at 0.23:1 versus 0.28:1 as at April 24, 2005.

Outlook

With the integration of Circle K operations successfully completed last year, we are focused on our priorities as set out in our last Annual Report namely to invest in our existing store base, adding approximately 400 stores with our Store 2000 Concept, approximately 60 QSRs and approximately 100 new store locations through new store development and small acquisitions. Additionally, we will also focus on executing our plans for improvement to sales and margins through a variety of actions, including price optimization. With the successful integration of Circle K behind us and considering our strong financial position, we will seek out a larger-scale acquisition opportunity and, as stated previously, we will continue to assess the possibility of participating in the development of the Circle K network of international licensees.

August 23, 2005

CONSOLIDATED EARNINGS
(in millions of US dollars)
		12 weeks
For the periods ended	July 17,	July 18,
	2005	2004
		restated
		(Note 2)
	$	$
Revenues	2,182.3	1,834.6
Cost of sales	1,773.5	1,460.3
Gross profit	408.8	374.3

Operating, selling, administrative and general expenses	298.0	276.8
Depreciation and amortization of fixed and other assets	22.7	17.1
	320.7	293.9
Operating income	88.1	80.4
Financial expenses	7.2	6.4
Earnings before income taxes	80.9	74.0
Income taxes	26.8	25.9
Net earnings	54.1	48.1
Earnings per share (Note 3)
Basic	0.27	0.24
Diluted	0.26	0.23
Weighted number of shares (in thousands)	202,006	200,436
Number of shares - diluted (in thousands)	207,106	205,456
Number of shares outstanding at period end (in thousands)	202,034	201,260

CONSOLIDATED CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)
	July 17,	July 18,
For the 12-week periods ended	2005	2004
	$	$
Balance, beginning of period	5.6	3.2
Stock-based compensation	1.2	0.4
Balance, end of period	6.8	3.6

CONSOLIDATED RETAINED EARNINGS
(in millions of US dollars, unaudited)
	July 17,	July 18,
For the 12-week periods ended	2005	2004
		restated
		(Note 2)
	$	$
Balance, beginning of period	317.5	162.3
Stock-based compensation	54.1	48.1
Balance, end of period	371.6	210.4

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOWS
(in millions of US dollars, unaudited)

		12 weeks
	July 17,	July 18
For the periods ended	2005	2004
		restated
		(Note 2)
	$	$
Operating activities
Net earnings	54.1	48.1
Adjustments to reconcile net earnings to cash flows from operating activities
Depreciation and amortization of fixed and other assets, net
amortization of deferred credits	20.9	13.8
Loss on disposal of fixed and other assets	1.0	-
Future income taxes	2.4	3.5
Deferred credits	2.2	2.7
Other	0.2	0.2
Changes in non-cash working capital items	(21.9)	6.2
Cash flows from operating activities	58.9	74.5

Investing activities
Liabilities assumed on business acquisitions	-	(3.4)
Purchase of fixed assets	(33.1)	(19.5)
Proceeds from sale and leaseback transactions	16.8	-
Proceeds from disposal of fixed and other assets	0.7	1.4
Other assets	(0.3)	(0.7)
Cash flows used in investing activities	(15.9)	(22.2)

Financing activities
Repayment of long-term debt	(1.6)	(0.7)
Issuance of shares, net of share issue expenses	0.2	7.3
Cash flows (used in) from financing activities	(1.4)	6.6

Effect of exchange rate fluctuations on cash and cash equivalents	0.5	2.8
Net increase in and cash equivalents	42.1	61.7
Cash and cash equivalents, beginning of period	252.7	153.8
Cash and cash equivalents, end of period	294.8	215.5

Supplemental information:
Interest paid	13.7	13.1
Income taxes paid	4.0	30.9

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)
	As at July 17,	As at April 24,
	2005	2005
	(unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	294.8	252.7
Accounts receivable	124.0	109.7
Income taxes receivable	11.5	31.6
Inventories	308.6	295.4
Prepaid expenses	13.4	10.0
Future income taxes	17.3	17.2
	769.6	716.6
Fixed assets	807.4	812.0
Trademarks and licenses	172.5	172.5
Goodwill	226.9	224.9
Deterred charges	29.8	30.7
Other assets	16.5	15.8
Future income taxes	1.1	1.6
	2,023.8	1,974.1

Liabilities
Current liabilities
Accounts payable und accrued liabilities	591.3	604.9
Future income taxes	-	0.1
Current portion of long-term debt	7.2	7.0
	598.5	612.0
Long-term debt	522.1	523.9
Deferred credits and other liabilities	76.5	72.7
Future income taxes	35.4	32.3
	1,232.5	1,240.9

Shareholders' equity
Capital stock	351.0	350.8
Contributed surplus	6.8	5.6
Retained earnings	371.6	317.5
Cumulative translation adjustments	61.9	59.3
	791.3	733.2
	2,023.8	1,974.1

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The financial information was prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 24, 2005. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2005 Annual Report (the "2005 Annual Report"). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

Effective April 25, 2005, the Company changed its reporting currency from Canadian dollars to US dollars to provide more relevant information considering its predominant operations in the United Sates and its US dollars denominated debts. The Company used the current rate method to translate the Canadian dollars financial statements into US dollars for both the current and prior periods. Under this method, assets and liabilities are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Gains and losses are included in cumulative translation adjustments account in the shareholders' equity. The functional currencies of the Company and each of its subsidiaries remained unchanged.

2. ACCOUNTING CHANGES

Adopted effective April 25, 2004

Accounting for fixed assets and lease accounting

During fiscal year 2005, the Company undertook a review of its depreciation and amortization policies for all of its fixed assets and of its lease accounting policies. Previously, the Company used the diminishing balance method at various rates to calculate depreciation, except for Circle K where the straight-line method was used. In addition, leasehold improvements were amortized over the shorter of the term of the lease plus renewal periods or their useful lives and rent expense was recorded over the committed lease period, and did not lake into account future rent escalations included in the lease term.

As a result of the review and an in depth study of the useful lives of its fixed assets, the Company decided to change its accounting policy for depreciation and amortization of fixed assets to use the straight-line method throughout the Company. This method is more representative of the actual useful lives of the assets and provides uniformity within the Company. This change has been applied retroactively and prior years financial statements have been restated.

Following a review of its lease accounting policies and the relevant accounting literature, the Company has determined it should amortize its leasehold improvements over the shorter of their useful lives or the lease term. Moreover, the Company decided it should record lease expense using the straight-line method. Accordingly, the Company has restated previously reported financial statements to reflect these changes.

The impact of those changes as of April 25, 2004 is a decrease in fixed assets of $10.0, an increase in net future income tax assets of $6.5, an increase in accounts payable and accrued liabilities of $0.6, an increase in deferred credits and other liabilities of $8.1, a reduction in retained earnings of $11.5 and a decrease to the cumulative translation adjustments balance of $0.7.

For the 12-week period ended July 17, 2005, the impact on net earnings is a decrease of $1.3 ($0.01 per share on a diluted basis). For the 12-week period ended July 18, 2004, the impact on net earnings is a decrease of $0.8 (nil per share on a diluted basis).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

3. EARNINGS PER SHARE

		12-week period			12-week period
		ended July 17, 2005			ended July 18, 2004
					restated (Note 2)
		Weighted average			Weighted average
		number of shares	Earnings		number of shares	Earnings
	Earnings	(in thousands)	per share	Earnings	(in thousands)	per share
	$		$	$		$
Basic earnings attributable to
Class A and B shares	54.1	202,006	0.27	48.1	200,436	0.24

Dilutive effect of stock options		5,100	(0.01)		5,020	(0.01)

Diluted net earnings available for
Class A and B shares	54.1	207,106	0.26	48.1	205,456	0.23

A total of 925,100 stock options were excluded from the calculation of the diluted earnings per share due to their antidilutive effect for the 12-week period ended July 17, 2005. There were 1,600,000 stock options excluded from the calculation for the corresponding period ending July 18, 2004.

4. CAPITAL STOCK

As at July 17, 2005, the Company had 56,594,692 (57,041,122 as at July 18, 2004) outstanding Class A multiple voting shares each comprising ten votes per share and 145,438,810 (144,218,712 as at July 18, 2004) outstanding Class B subordinate voting shares each comprising one vote per share.

Share Split

Effective March 18, 2005, the Company split of all its issued and outstanding Class A and B shares on a two-for- one basis. All share and per-share information in these consolidated financial statements has been adjusted retroactively to reflect this stock split.

5. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at July 17, 2005, 9,143,900 (9,010,200 as at July 18, 2004) stock options for the purchase of Class B subordinate voting shares were outstanding. These stock options can be gradually exercised at various dates until May 27, 2015 at an exercise price varying from Cdn$2.38 to Cdn$19.89. Two series of stock options totaling 460,100 stock options at exercise prices ranging from Cdn$16.48 to Cdn$17.38 were granted since the beginning of the fiscal year.

For the 12-week period ended July 17, 2005 and July 18, 2004, the stock-based compensation costs decreased earnings before income taxes by $1.2 and $0.4, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following assumptions for the attributions granted during the year:

  risk-free interest rate ranging from 3.87% to 3.97%;
  expected life of 8 years;
  expected volatility of 35%;
  no dividend payment.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$8.24 (Cdn$5.77 as at July 18, 2004). A description of the Company's stock-based compensation plan is included in Note 19 of the 2005 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

6. EMPLOYEE FUTURE BENEFITS

For each of the 12-week periods ended July 17, 2005 and July 18, 2004, the Company's total net pension expense included in consolidated earnings amounted to $1.0. The Company's pension plans are described in Note 21 of the 2005 Annual Report.

7. SEGMENTED INFORMATION

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain mainly under the Couche-Tard, Mac's and Circle K banners. Revenues from outside sources mainly fall into two categories: merchandise and motor fuel.

Information on the principal revenue classes as well as geographic information is as follows:
	12-week period			12-week period
	ended July 17, 2005			ended July 18, 2004
				restated (Note 2)
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	337.4	653.3	990.7	288.4	615.9	904.3
Motor fuel	181.7	1,009.9	1,191.6	146.1	784.2	930.3
	519.1	1,663.2	2,182.3	434.5	1,400.1	1,834.6

Gross Profit
Merchandise and services	115.0	212.9	327.9	96.7	200.1	296.8
Motor fuel	13.3	67.6	80.9	12.5	65.0	77.5
	128.3	280.5	408.8	109.2	265.1	374.3

Fixed assets and goodwill (a)	413.9	620.4	1,034.3	359.8	510.3	870.1

(a) Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the fixed assets and goodwill